December 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Matthew Crispino – Staff Attorney

Re:	India Ecommerce Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed October 27, 2011 File No. 333-174889

Ladies and Gentlemen:

This letter sets forth the responses of India Ecommerce Corporation ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of November 10, 2011.  Each numbered paragraph below responds to the comment having the same number in the November 10 comment letter.

Responses to Comments:

1.
The Company does not believe it is a ‘Blank check” company.  The fact that it is a start-up business does not in and of itself make it a blank check company.  Specifically, the Company has no plan to engage in a merger or acquisition with an unidentified company or other entity. Language has been added to the prospectus stating the company’s view that it is not a “blank check” company (pages 5 and 17).

Substantial additional detail has been added to the prospectus in both the description of the business and MD&A sections. (pages 11 and 16). This includes a description of the planned websites in the areas of group purchasing and penny auction. (page 17-18)  In addition, detail has been added to indicate some traditional websites that the company is developing. (page 18).  Finally, a section has been added detailing the company’s milestones over the next 20 months. (page 12-13).  The Company believes that this additional disclosure addresses the concerns set forth in the first comment in your letter dated  November 10, 2011.

At your request, the Company has also furnished a copy of the current version of its business plan, which should not be considered “filed” pursuant to the 1933 Act.

2.	Unaudited financial statements have been added for the quarter ended September 30, 2011.

3.	Signature block for Mr. Badjatia’s power of attorney has been corrected to indicate that he is also signing in the capacity of principal accounting officer.

4.	Exhibit 23.1 has been updated and included herewith.

5540 Fifth Avenue #18, Pittsburgh, PA 15232

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Very Truly Yours,

Ashish Badjatia, President

5540 Fifth Avenue #18, Pittsburgh, PA 15232

India Ecommerce Corporation

Executive Summary

Who We Are

India Ecommerce Corporation (IEC) aims to be the premier ecommerce company in India. IEC will build a wide array of ecommerce properties across multiple web-based platforms into one network of unique properties.

India Ecommerce Corporation is a Nevada corporation founded by its CEO Ashish Badjatia, and CKO Rohit Gangwal. Badjatia and Gangwal are leading IEC efforts to have its stock quoted on the Over the Counter Bulletin Board in the United States by the end of 2011.

What We Sell

IEC will design and develop ecommerce properties that deliver electronic goods and services to the Indian people. Among the areas in which IEC will operate are group purchasing and penny auctions, and IEC will market a portal to all of the IEC network web properties.

Who We Sell To

IEC plans to target the growing Indian base of mobile phone and internet users, knowing that demographic will be the next to adopt electronic purchasing within India. With help of innovative electronic payment systems, expansion of 3G networks, and use of credit/debit cards, ecommerce within India is poised for tremendous growth in the next decade.

Financial Summary

IEC will need substantial start up capital to meet our goals. We have estimated that we will require between $1.2-1.5 million to develop and market our website properties.

IEC plans to raise funds privately in the United States.

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India Ecommerce Corporation

Our Company

Company Overview

India Ecommerce Corporation (IEC) aims to build, promote and manage a multitude of ecommerce websites for the Indian market. Our focus is to create rapid development teams that can push websites into the marketplace in a quick and efficient manner to capture first mover advantages in the burgeoning Indian ecommerce marketplace. The goal is to create websites that require minimal manpower to manage and maintain and are operationally profitable from day one.

IEC will also tailor websites to the various regions, languages, customs, and sensibilities throughout India, and create mobile applications for all our websites to enable quick growth. This will increase the usage of the websites and drive revenue for IEC.

IEC was formed in January 2011 in the state of Nevada.  Its Registration Statement on Form S-1 is  currently being reviewed by the Securities and Exchange Commission (SEC), and application has also been made to FINRA for an application to become an OTCBB company upon the effectiveness of the Form S-1. Following completion of this process, IEC plans to seek $1.5 million privately tom implement its business plan.

IEC will operate from a small management office in Pittsburgh, Pennsylvania and our development office based in Indore, Madhya Pradesh in India.

Management Team

The core strength of IEC is its people. IEC will benefit from visionary leadership, talented developers and experienced advisors.

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India Ecommerce Corporation

Company Management

Ashish Badjatia (Chief Executive Officer) is responsible to manage IEC, keep tasks organized and getting them completed on time. Ashish also works with outside parties to develop strategic partnerships. Ashish brings over 18 years of a wide array of experiences ranging from social networking, international trade, global investment banking, outsourcing, proposal management, and entrepreneurship. Ashish holds a Bachelor of Business Administration from the Williamson School of Management at Youngstown State University, and a Master of International Affairs (International Business & Finance and South Asian Affairs) from the School of International and Public Affairs at Columbia University. Additionally, he has taken executive coursework for Venture Capital and Private Equity at the Indian School of Business. In the past, Ashish has served on the Board of the India Ohio Chamber of Commerce.

Rohit Gangwal (Chief Knowledge Officer) has over 10 years of experience in the IT industry in Software Development, Web Application Development, Content Management, and Project Management. He is the founder of software development and IT consulting companies Covetus LLC, USA and Covetus Technologies Pvt. Ltd. India. (www.covetus.com), a leading technical innovator in software and web application development based in Dallas, Texas and Indore (MP), India with additional offices in Charlotte, North Carolina and Ujjain (MP), India. Before starting Covetus in 2005 Rohit worked with various Companies in USA (John Deere, Verizon, Wolter kluwer, Northwest Airlines, etc) and provided IT consulting services to various other US based Clients. Rohit holds Master in Computer Science and Management from Devi Ahilya University, Indore, India and Masters in Computer Science from LAMAR University Beaumont, Texas.

Developers. IEC has a strong team of experienced developers. As a group, they are well experienced in web development including ecommerce websites for the foreign markets as well as for the Indian market. The team as a whole has developed skills to quickly assess each project – understanding the scope, developing the websites, designing the system architecture to developing test cases, delivery and documentation, and understanding new and evolving technology in rapid pace and time.

IEC’s team are certified developers with degrees in engineering, information technology & communications, computer applications and knowledge in networking.  Apart from the same, IEC has built a great network of experienced consultants who help IEC excel in solving any technical challenges that may arise. This network of consultants includes people from mobile, Web, SEO & Internet Marketing and different business domains/functional domains with IT expertise.

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India Ecommerce Corporation

Advisory Board

Companies rarely succeed without the guidance from outside counsel and IEC benefits greatly from the advice from our Board of Advisors listed below:

Andrew Bachman is co-Founder and President of Tatto Media, and is responsible for growing the company’s annual revenues over $100 million. Andrew oversees new business development and the company’s overall strategic surge to become the largest advertising network globally. In 2008 the company rose into the top 20 of worldwide networks ranked by comScore, serving 16 Billion monthly impressions. Andrew is also the Co-founder of Adapp Solutions, which creates high-end white-label applications that empower online advertising companies to be more successful.

Sridhar Ganesan has about 25 years of experience in Media, Telecom & Technology industries - developing/building businesses and organizations, raising capital from private and public markets, and managing operations during challenging times. As CFO, Sridhar led global satellite radio provider WorldSpace through an IPO process that raised $242M, listing on NASDAQ, helped raise $155M from hedge funds and co-led a $1.8B debt restructuring. Sridhar communicated with shareholders, media and conducted road-shows. He leveraged relationships in India to position Company to secure critical licenses. Earlier, Sridhar has published over 300 news and analytical business/economic articles in India and has managed a sales/distribution network team for newspapers.

Christos Manuel is the energetic founder and lead visionary of goCruso.com, a social networking website for the US restaurant and hospitality industries. Christos mapped out a strategy to make goCruso a success starting from raising capital, assembling the team, and connecting with partners, to managing the development of the website, and his advice to IEC will be both valuable and current. Prior to his restaurant experience, Christos was in the 854th Engineering Battalion in the United States Army Reserves, serving 6 years in Kingston, NY and leaving with an honorable discharge.

Minesh Shah has over 4 years of experience in IT industry from engineering large scale web-based portals to complex IT applications at SP Technolab.  Minesh has worked in all the web, windows and mobile development and understands Internet Marketing, Social Media and Search Engine Optimization to its core.  Minesh has the entrepreneurial experience of starting and managing two IT start-ups along with travelling worldwide building businesses. Prior to this experience, Minesh worked in the bio-pharmaceutical Industry in both R & D & Marketing. Minesh holds a Bachelor in Chemistry and a MSC in Industrial Biotechnology from University of Newcastle, U.K and was a tenured research scholar with the University of Georgia in the U.S.  Minesh has also completed a Post Graduate Diploma in Accounting & Finance from Ahmadabad Management Association, India.

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India Ecommerce Corporation

Products and Services

Website Development

We will begin our deployment in multiple website categories that will be linked with our own portal. These website ideas can be developed at a low cost, are easily maintained, and can be replicated for microtargeting demographically. We will be able to commence the development of these websites within 60 days of receiving funding.

Group Purchasing Websites

The first of these are a group purchasing site designed for the Indian hospitality sector and another for the real estate market. The Indian hospitality sector has been growing 15% year over year for the past five years, and is expected to continue to experience double digit growth in each of the next five years. Factors for this growth include the growing Indian middle class population and increased tourism receipts. This website will capitalize on the impending growth with popular group purchasing. We have already contacted leading hotel groups in India who will provide us with inventory of rooms and vacation packages to sell in the group purchasing format. We will be developing an SMS (text message) delivery system to notify consumers. For real estate, we plan to launch a group purchasing site in which investors that do not even know each other can pool their interests in real estate projects around India and buy at a deep discount. For developers, these group buys can aide in the financing of their projects. For investors, they have a lower entry point and reduced downside risk in acquisition of properties. This will be the first in a series of group purchasing websites in many different verticals for the Indian market.

Through group purchasing vehicles, IEC will be launching a series of websites that seek to reach the millions of Indian consumers that will lower an individual’s costs by purchasing as a group. We call this “Power Buying.”

Our goal is to acquire a targeted customer base that shares similar interests. One such area is with travel. On our proposed travel website, visitors will be able to join with others to compete on travel packages both within India and foreign destinations. This website is intended to reach Indian travelers and compete with Indian travel websites such as MakeMyTrip.com and ClearTrip.com, websites that handle traditional flight and hotel booking.

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In a similar fashion, IEC will develop group purchasing concepts for the real estate, and automotive industries. Currently, IEC is developing a "one page" wireframe that can be used for all types of group purchasing websites. These websites need further design and development.

Penny Auction Websites

The second series of websites under consideration are “penny auction” websites for electronics, mobile phones and the education marketplace. The mobile phone market in India has transcended utility and is rapidly becoming a status symbol for Indians of all age groups. Developing penny auctions for the latest “must have” mobile phones will generate a huge response. In penny auctions, items are bid up penny-by-penny until no one wants to bid anymore. Each bid costs $0.50 to $0.75 so an item bid to $100.00 could generate $5000. This is immensely profitable if the item cost IEC $200-300. The same can be said for the education market. Many texts and many supplies are ubiquitous throughout India. Our plan is to set up auctions that allow millions of students to bid on educational material. We eventually would want this to move forward to auctioning larger ticket items such as “one year tuition.”

Joining any of IEC’s penny auction websites will be free of cost, and visitors will be invited to join as members by completing an initial brief membership form. Over time, we will give visitors incentives to complete their profiles in greater detail. This detail will allow us to create an accurate demographic profile for potential advertisers.

Once registered, IEC’s penny auction will showcase products and services that appeal to Indian internet users. Over time, we will feature products and services that appeal to our internal demographic information.

Initially, IEC will purchase products that we will list for the auction. However, we are working towards obtaining these products and services from manufacturers and providers of the products and services as a new method for advertising. IEC plans to limit the amount of featured products and services to between 1 and 3 each day. These products will be featured with multimedia (video and audio).

Registered visitors will be able to participate in bidding for the featured items. The items will “sell” at the conclusion of all bidding or a preset time if the item is continually bid upon before the end of the day. Visitors bid by purchasing points with which to bid. IEC will handle online all financial transactions to sell points.

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IEC will deliver a redeemable electronic voucher of the product/service won by the winning visitor. The visitor will need to verify ID and present the voucher for the product/service.

Currently, IEC is completing the wire framing of the website. Please see Appendix A for wireframe.  The timeline and budget for our first phase of website development and marketing planning starts on page 20 of this document.

Traditional Ecommerce Websites

IEC is rapidly building "copycat" websites in popular areas to round out our portfolio of ecommerce websites. While none of these are very innovative as compared to other websites under consideration, IEC wants to establish its portal to attract many customers that will stay on IEC portfolio websites while they surf the internet. See the following links of websites currently under development:

•	http://matrimonial.covetus.com/ (Matrimonial Site)

•	http://property.covetus.com/ (Real Estate Site)

•	http://jobportal.covetus.com (Job Portal)

•	http://covetus.com/ecommerce/index.php (Ecommerce Portal)

•	http://covetus.com/auctionproduct/ (Auction Site)

These websites are only the beginning of building a comprehensive portfolio of ecommerce websites for the Indian market. We have many more ideas planned and we are researching the feasibility of all of the ideas. Our goal is to launch websites every month after the initial six month buildup of the company.

We will not necessarily develop the websites in house. We are actively searching for acquisitions to jump start our presence in the market.

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India Ecommerce Corporation

Target Market

Market Overview

Market Opportunity: The Time is Now

India is the world’s second most populous country and is renowned for its high tech community, but still has yet to produce a dominant ecommerce company the likes of Amazon.com, Buy.com, or eBay. Over the next 2-3 years, the Indian ecommerce marketplace will undergo tremendous growth and likely sprout many ecommerce giants. Reasons why India is now ready for this growth include:

Broadband Availability

Not long ago in India, broadband used to mean getting internet speeds of 128 kbps. Recent upgrades to India’s internet infrastructure will allow Indians to truly experience high speed internet. High speed internet allows users to browse and shop as compared to just email.

Introduction of 3G

Indian companies just launched 3G service this summer. It goes without saying that many Indians will experience the internet more often on their mobile phones than on standard computers. Creating apps to enable users to see products on their handhelds and make purchases will enable a new class of shoppers to grow.

Proliferation of debit/credit cards

Indian consumers have started making small and large payments with their debit and credit cards, as well as other e-payment methods. Many new payment methods are on the way including those that can be done with a mobile phone. Transactions with debit and credit cards are expected to grow 70-80% in each of the next 3 years. The standard payment method on any ecommerce website is by credit/debit card, and with cards in Indian wallets and purses, ecommerce transactions will grow rapidly.

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Low Cost Payment Systems

Transactions with traditional credit/debit cards carry costs that are counterproductive to growing ecommerce transactions in India. Too often, the costs per transaction do not justify the benefits of ecommerce. India’s central banking authority, the Reserve Bank of India (RBI) has been working with commercial banks with a group called the National Payments Corporation of India (NPCI) to create a simplified payment system that will enable more electronic payments. The result, called Interbank Mobile Payment Systems (IMPS) is a mobile phone (using SMS or text message) payment system that will allow individuals to make payments from bank account transfer via SMS. The transaction service charges will be less than 1 US cent and transactions will process well within 1 minute with no chargebacks. This will enable ecommerce websites in India to generate better margins for every transaction.

Advertising Growth Story

Advertising is vital to any new consumer based business and there are many new outlets for companies to deliver their message to the masses. The developed world knows that advertising growth leads to increases in consumer spending. Much of the new spending will come from online advertising converting into online sales. India’s online advertising is getting as sophisticated as in better developed countries.

Making the case for launching IEC now is made more persuasive when you analyze the statistics from India. Regular internet usage in India is common with just 8% of India’s population. The room for internet usage growth is overwhelming. India is the world’s fastest growing mobile phone market. A staggering 650 million mobile phones in India are in use today and India will overtake China as the largest market in terms of wireless connections by 2013. In annual credit/debit card transactions, India has reached over 100 million card holders, yet currently makes annual card purchases that roughly equal one day for Americans. Advertising enables people to locate and purchase goods, and the year over year growth of advertising spending in India is likely to remain near 20% for the next five years.

The story is simple. The infrastructure for growth is now in place in India to give rise to ecommerce companies.

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India Ecommerce Corporation

Market Needs

Differentiators

There are many copycat ecommerce companies in India, and many more will come. IEC has no problem being in competition from copycats because we feel that the market is so large, that many companies will thrive in India, and when we need to compete, we have a better people that will lead our superior plan to grow faster than our competition.

Revenue Streams and Profit

All of the websites we will launch will have to prove its profitability model from inception. IEC will not pursue a website idea where there would be operational profit projected a few months after launch. We seek immediate growth and will only pursue websites that will help us reach our goals. IEC wants to generate cash to expand its portfolio of ecommerce websites and build new revenue streams. We will also have highly targeted advertising opportunities for leading companies looking to push their message to the right demographic.

Low Cost Structure

Many websites are launched hastily with little regard to how the website will be managed. IEC will design websites that will be easily managed. This low cost structure will allow us to compete vigorously with competitors.  IEC itself will maintain a low cost structure with few employees who will manage a growing portfolio of IEC web properties from lower cost Tier 2 Indian metros.

Promotion

Our management team’s background in social and online media promotion has given us experience in promoting our websites with little or no capital. This experience allows us to get more promotional benefit for less money and should serve us well in getting to users ahead of the competition. As experience from western economies shows, it is key to get out in front of the pack.

Micro Targeting

Too many ecommerce companies go into diverse economies such as India with the idea of creating one website for everyone. This “Pan India” mindset neglects the vast differences in the Indian cultural Diaspora. IEC will set up multiple websites that target each major demographic or population group. Plus, we will design local language websites that enable a larger group of people to experience the benefits of ecommerce. The back-end of these websites stays the same. The front end is better received for the intended audience.

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Target Demographics

Like most successful websites on the internet, we will employ a “trickle up and down” demographic strategy for market penetration. The key market focus initially with any website will be the 20-35 age bracket. These are the first adopters for most ecommerce applications not only in India, but throughout the world. Each website will be designed so it can then transition easily, or trickle upward, to older audiences, and trickle downward to emerging adults. It is very important to be able to trickle up because older people in India hold the vast majority of the wealth in the country. The older demographic will be key to the high ticket item websites in our planning.

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India Ecommerce Corporation

Strategy and Implementation

Marketing Plan

Overview

India Ecommerce Corporation seeks to be a nimble organization that will venture into the new frontiers of ecommerce well into the future, wherever that may take the company. Fundamental to this plan is to pursue projects that will bring new customers to our websites and design the websites in an efficient manner that will yield superior financial results.

Positioning

Through superior website design, India Ecommerce Corporation seeks to build the most user friendly and profitable ecommerce websites in India.

Pricing

IEC websites will be developed under a strict requirement to become operationally profitable once launched. Only websites that meet this criteria will be developed. For consumers, our websites will take minimal time and no money to join. To further ease the registration process, IEC will be developing a portal registration process in which a consumer just needs to sign up once to be registered for all IEC portfolio websites.

Once joined, IEC users will be able to quickly make payments with multiple payment options. We will also create incentives for users to enhance their profile and share with IEC more information about themselves that will allow IEC to target a like-minded audience to deliver better results to IEC shareholders.

IEC pricing will be in-line with industry averages. We feel that we will compete more successfully through better and more friendly design.

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India Ecommerce Corporation

Promotion

Promoting new websites on the internet is perhaps the most difficult task in an internet business, especially in a country like India where targeted marketing is often difficult. IEC will promote its properties and portal through  many different avenues.

Social Network Marketing

Popular social networks, such as Facebook and Twitter, have subscriber volumes measuring in the hundreds of millions. To target members from these types of popular networks, our campaign includes setting up awareness profiles on multiple social networking sites to promote and educate the general public in regards to our site. This type of initial marketing strategy is free and can be used to interact with our target market to enhance the products we deliver to the Indian audience.

Affiliate Programs

IEC will offer its online properties as an affiliate to strategic partners. Compensating affiliates will allow IEC properties to gain a wider reach and usage. Compensation levels are traditionally a fraction of the revenues generated from attracting a wider audience. As we grow the revenues, more will go into affiliate marketing to grow our business further.

Targeted Brand Awareness

Most websites follow a "bottom up" adoption. That is, usually people in their early 20s adopt new technologies and that permeates with older audiences from that point forward. With increasing discretionary income for younger people in India, this is a great opportunity for IEC to reach operational profitability early into the launch cycle. This target is also less costly for which to build a brand name because this demographic is more likely to be online to take advantage of no-cost or low-cost marketing.

Distribution

IEC's distribution is all electronic through emails and SMS (text message) confirmations. This bypasses the lack of standardized addresses that plague physical product delivery in India today. Customers that win our auctions will receive a printout with which the winning customer simply needs to present with their ID to a retailer carrying that item.

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Likewise, in our group purchasing system, a buyer will receive electronic confirmation of their wish to be a part of a purchase group. At the time of distributing these goods or services, the buyer will be contacted electronically to complete their electronic payment for purchase.

Milestones

Our Timeline

Over the next 18 months, IEC will continue to develop and market these websites. We shall complete the product design in the fourth quarter of 2012, beta test in the forth quarter of 2012 and launch the commercial version of all websites by the first quarter 2013.

Step 1

•	Company website designing development

•	Wire framing

•	Brand Development

•	Market research

Time to complete: 2- 3 months.

Cost: $10,000

Step 2

•	Product Design (coding)

•	Development of mobile client for iPhone/iPad, Android and Blackberry platforms

Time to complete: 3 months

Cost: $400,000

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Step 3

•	Back end development of database and application programming interface (api)

•	Product Testing and Quality Assurance

•	Submission to Apple, Google and Blackberry app stores

Time to complete: 3 months

Cost: $130,000 + $50,000 = $180,000

Step 4

Product Launch

•	Alpha

•	Beta

•	Full product launch

Time to complete: 5-8 months

Cost: $440,000

The above include employee and equipment costs to complete each step. As a company, we will need to use specialized offsite labor management systems that will cost $25,000.

General and Administrative costs to complete the above 5 steps will be $100,000. This includes rent, utilities, travel and communications costs.

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Financial Plan

Sales Forecast

Sales Forecast Table

	FY2013	FY2014	FY2015
Total Sales	$1,345,000	$3,500,000	$7,500,000
Total Direct Cost	$1,200,000	$2,500,000	$5,000,000
Gross Margin	$145,000	$1,000,000	$2,500,000
Gross Margin %	11%	29%	33%

In FY2012, we anticipate no revenues.

Personnel Plan

IEC wants to maintain a small staff on our payroll so that we can be nimble. To accomplish this goal, we will employ "contract" employees for our initial projects and "hire" the best performing of these employees going forward. This allows us to avoid mistakes in filling up our human resource roster with underperforming employees.

We will recruit a top level advertising salesperson to our team upon receiving funding. We have begun recruitment of this person and view this as very important to our overall strategy.

Recruiting top level personnel will be aided by the company's OTCBB structure with stock option compensation tied to overall performance.

Executive cash compensation will be minimal due to their equity stakes with IEC. Key executive operations, such as Finance and Human Resources will be outsourced until a full time presence is necessary.

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India Ecommerce Corporation

Budget

Startup Costs

IEC has modest operational start up costs. The bulk of the total start up costs will be derived from the development and marketing of our websites. We anticipate getting an office space in Pittsburgh 5-6 months after fundraising is complete. Aside from this, a purchase of a basic computer and software will be needed in the US. Costs in India will include setting up payment systems, communications, and sending latest mobile technology (iPad, iPhone, Android phones/tablets, etc.).

 The following is a breakdown of year one expenses:

$10,000	Company website design development, and operational startup costs

$400,000	Product design and development of mobile client for iPhone/iPad, Android and Blackberry

$130,000	Development of Product back-end database and application programming interface (api)

$25,000	Offsite labor management systems

$100,000	General and Administrative costs

$50,000	Product Testing and Quality Assurance

$440,000	Marketing and Public Relations

$45,000	Public company reporting obligations

$1,200,000	Total

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India Ecommerce Corporation

Projected Profit and Loss Statement

Projected Profit and Loss Statement

	FY2013	FY2014	FY2015
Income	$1,345,000	$3,500,000	$7,500,000

Direct Cost	$1,200,000	$2,500,000	$5,000,000

Operating Income	$145,000	$1,000,000	$2,500,000

Income Taxes	$29,000	$200,000	$500,000

Net Profit	$116,000	$800,000	$2,000,000
Net Profit/Sales	9%	23%	27%

In FY2012, we anticipate no revenues.

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Appendix

A: Wireframe for Penny Auction Websites

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A: Wireframe for Penny Auction Websites 1/6

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A: Wireframe for Penny Auction Websites (con’t) 2/6

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A: Wireframe for Penny Auction Websites (con’t) 3/6

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A: Wireframe for Penny Auction Websites (con’t) 4/6

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A: Wireframe for Penny Auction Websites (con’t) 5/6

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A: Wireframe for Penny Auction Websites (con’t) 6/6

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